Exhibit 12.1

ALLIANT ENERGY CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	March 31,		Years Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(dollars in millions)
EARNINGS:
Net income from continuing operations attributable to Alliant Energy Corporation common shareowners	$96.6	$108.0	$385.5	$364.2	$324.9	$323.1	$291.5
Income taxes (a)	20.5	20.6	44.3	53.9	89.4	69.2	147.7
Subtotal	117.1	128.6	429.8	418.1	414.3	392.3	439.2
Fixed charges as defined	50.8	49.2	195.7	189.0	208.0	208.4	215.4
Adjustment for undistributed equity earnings	—	(2.0)	(4.0)	(8.3)	(7.1)	(7.0)	(5.9)
Less:
Interest capitalized	0.3	0.2	1.0	0.5	6.1	2.7	—
Preferred dividend requirements of subsidiaries (pre-tax basis) (b)	3.1	3.1	11.3	13.0	20.1	22.0	27.6
Total earnings as defined	$164.5	$172.5	$609.2	$585.3	$589.0	$569.0	$621.1

FIXED CHARGES:
Interest expense	$46.6	$45.2	$180.6	$172.8	$156.7	$158.3	$162.8
Interest capitalized	0.3	0.2	1.0	0.5	6.1	2.7	—
Estimated interest component of rent expense	0.8	0.7	2.8	2.7	25.1	25.4	25.0
Preferred dividend requirements of subsidiaries (pre-tax basis) (b)	3.1	3.1	11.3	13.0	20.1	22.0	27.6
Total fixed charges as defined	$50.8	$49.2	$195.7	$189.0	$208.0	$208.4	$215.4

Ratio of Earnings to Fixed Charges (c)	3.24	3.51	3.11	3.10	2.83	2.73	2.88

(a) Includes net interest related to unrecognized tax benefits.

(b) Preferred dividend requirements of subsidiaries (pre-tax basis) are computed by dividing the preferred dividend requirements of subsidiaries by one hundred percent minus the respective year-to-date effective income tax rate. Excludes the impact of charges related to Interstate Power and Light Company’s and Wisconsin Power and Light Company’s preferred stock redemptions in 2013.

(c) The ratio calculation in the above table relates to Alliant Energy Corporation’s continuing operations.